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SEC FILE NUMBER
8-67395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/6/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XShares Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2550
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McCluskey (646) 808-2043
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McCluskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm XShares Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. Joseph Curro
Notary Public, State of New York
No. 01CU6196713
Qualified in New York County
Commission Expires November 17, 2012

Notary Public

Signature

CFO XShares Group Inc.

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

XSHARES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
XShares Securities, LLC

We have audited the accompanying statement of financial condition of XShares Securities, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of XShares Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the statement of financial condition, the Company is dependent on its Parent to provide capital and liquidity needs. The Company and the Parent have incurred operating losses and have been unable to generate positive cash flow from operations that raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Eisner LLP

New York, New York
February 19, 2009

XSHARES SECURITIES, LLC

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 664,988
Prepaid expenses	2,162
Deposits	20,382
Total assets	$ 687,532
MEMBER'S CAPITAL	
Member's contributed capital	$ 4,415,596
Deficit	(3,728,064)
Total member's capital	$ 687,532

See notes to statement of financial condition

NOTE A - ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION

XShares Securities LLC (the "Company") was formed in March 2006 and commenced operations on December 6, 2007. The Company is a wholly-owned subsidiary of XShares Group, Inc. (the "Parent").

The Company is a registered broker-dealer which was formed to distribute and market exchange-traded funds on behalf of XShares Advisors, LLC, a registered investment advisor and a wholly-owned subsidiary XShares Group, Inc. Since inception, the Company has no revenue and as of December 31, 2008 has no revenue-producing activities. Activities have been limited to marketing the exchange-traded funds, in which the Company has incurred expenses based on an expense sharing agreement with the Parent.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is dependent on its Parent to provide capital and liquidity needs. The Company and the Parent have incurred operating losses and have been unable to generate positive cash flow from operations. Based on a forecast of cash flows for the twelve months ending December 31, 2009, the Parent will be required to raise additional capital in order to pay its obligations as they become due. Management of the Parent intends to raise additional capital however there can be no assurance that any such capital raise will be successful. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is dependent on its Parent to provide capital and liquidity needs. The Parent has agreed to provide sufficient capital for the Company to operate through December 31, 2009 (See Note A).

During the period, the Company received an aggregate of $3,622,656 in capital contributions from its Parent which resulted from the contributions of amounts payable to the Parent related to allocations of shared expenses.

During the period, the Parent also contributed assets, consisting of prepaid expenses, fixed assets, website costs and deposits, with an aggregate carrying value of $127,952.

During the period, the Parent contributed $664,988 to the Company.

NOTE D - COMMITMENT

The Parent allocates rent to the Company based on an expense sharing agreement. Future lease commitments expected to be allocated to the Company amount to $69,522 in 2009, $71,262 in 2010, $73,044 in 2011, and $36,972 in 2012.

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $5,000 or the minimum net capital required based on aggregate indebtedness. As of December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0 to 1 and its net capital was $664,988 which was $659,988 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3.

NOTE F - INCOME TAXES

The Company does not pay federal income taxes as a limited liability company. In lieu of corporate income taxes, the Company's sole member is taxed on the Company's taxable income.

NOTE G - CONCENTRATIONS OF CREDIT RISK

The Company invests its cash in deposits with a bank, which at times may exceed the limits insured by the Federal Deposit Insurance Corporation.